Exhibit 2.1

CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION FOR
AMMEX GOLD MINING CORP.

FIRST:

The name of the Corporation is:

Ammex Gold Mining Corp.

SECOND:

The First Article has been amended to read as follows:

FIRST:   The name of the corporation is:   Wind Works Power Corp.

THIRD:

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment

FOURTH:

The effective date of this Certificate of Incorporation will be the date of filing with the Secretary of State.

This Certificate of Amendment to Articles of Incorporation has been executed this March 19, 2009.

/s/W. William Campbell Birge

____________________

W. Campbell Birge

President